ZEOLITE EXPLORATION COMPANY
#16-6211 Boundary Drive West
Surrey, British Columbia V3X 3G7
Tel: (604) 731-7040

November 7, 2005

Ms. Tia Jenkins
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Zeolite Exploration Company
Form 10-KSB/A-1 filed on April 27, 2005
File No. 1-31937

Dear Ms. Jenkins:

In response to your letter dated August 29, 2005, please be advised of the following:

1. The requested information has been provided. The document has been updated accordingly and resubmitted.

2. The requested information has been provided. The document has been updated accordingly and resubmitted.

Additionally, we acknowledge that:

- The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

- Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Alan Brandys
President
Zeolite Exploration Company